UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 14A
                                (RULE 14A-101)

                           SCHEDULE 14A INFORMATION

                   PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Filed by the Registrant [ ]

                Filed by a Party other than the Registrant [X]

Check the appropriate box:
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[ ]	Confidential, for Use of the Commission Only (as permitted by Rule
	14a-6(e)(2))
[ ]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Under Rule 14a-12

                            FORGENT NETWORKS, INC.

               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            RED OAK PARTNERS, LLC.

                             THE RED OAK FUND, LP

                              PINNACLE FUND, LLLP

                      BEAR MARKET OPPORTUNITY FUND, L.P.

                            PINNACLE PARTNERS, LLC

                               DAVID SANDBERG

              (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER
                             THAN THE REGISTRANT)
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                           Red Oak Partners, LLC
                           654 Broadway, Suite 5
                           New York, NY 10012

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Dear Fellow Stockholders of ASUR:

We are sending you this proxy statement and the enclosed BLUE proxy card to ask you to elect a slate of six new directors to the board of Forgent Networks, Inc. d/b/a Asure Software (NASDAQ: ASUR).

ASUR's annual meeting is scheduled for August 28, 2009 and we ask you to support our slate because it is time for change:

*	ASUR needs new direction - ASUR's current Directors have all been with
	ASUR since at least ASUR's fiscal 2003 year-end. Since that time period and under their direct leadership, ASUR has reported a net loss in excess of $35 million, (representing more than five times ASUR's current market value). ASUR's stock price has declined more than 90% (from $3.15 on July 31, 2003 to $0.17 on July 22, 2009) during that period of time.
*	ASUR states that its directors beneficially own less than 5.0% of ASUR's
	common stock (almost half represented by options exercisable within 60 days of the measurement date) while our slate is composed of owners or those suggested by owners of an excess of 20% of ASUR's common stock. Because of their low stock ownership they have not been as impacted by the drastic drop in ASUR's share price caused by the significant losses incurred under their leadership. We believe better and more responsible spending decisions will be made by a Board more closely aligned with its shareholders through common stock (and not option) ownership.
*	ASUR's unwillingness to provide transparency and full disclosure to its
	shareholders suggests they do not care about shareholders' best interests. They refused to share recent voting results and recently refused to hold a question and answer session on their most recent earnings call.
*	In their most recent attempt to stifle criticism, ASUR filed a lawsuit
	in Texas falsely claiming that Red Oak and others are seeking to control ASUR and "liquidate all of Forgent's assets for their own immediate short-term gain."

ASUR's board has spent recklessly and wastefully, has been unable to forecast its business (please read the section below in the entitled "Inability of Management to Forecast" for important detail), and recently attempted - and failed - to take ASUR private and reduce the disclosure requirements they would need to observe. We ask that those shareholders who are similarly outraged discard ASUR's proxy card and instead cast a "vote for change" by returning our BLUE proxy card and voting for our slate of Director nominees. We also ask you to vote AGAINST the appointment of Ernst & Young as ASUR's independent auditor.

Lastly yet importantly, we encourage shareholders to review the information about our slate of nominees included in this solicitation. We have nominated a slate comprised of vested shareholders with significant industry success, software expertise, ASUR product expertise (two of our nominees previously served as directors of ASUR's iEmployee product when it was a growing and profitable business), and financial and public company expertise. We ask you to compare what you read about our nominees against the results you have experienced under ASUR's Board's leadership over many years. We ask for your support to replace ASUR's Board in its entirety.

We respectfully request your support of our nominees by signing and returning the enclosed BLUE proxy card.

Sincerely,

David Sandberg
For Red Oak Partners

This proxy statement is dated July __, 2009 and is first being mailed to stockholders on or about __________, 2009.

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                         PRELIMINARY PROXY STATEMENT

This proxy statement is being furnished to holders of the common stock of Forgent Networks, Inc. ("ASUR" or the "Company") in connection with the solicitation of proxies by Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P. and David Sandberg, whom we refer to collectively as "Red Oak" in this proxy statement, to be used at the Annual Meeting of Stockholders (the "Annual Meeting") of ASUR.

Time and Place of the Annual Meeting

	The Annual Meeting is being held on August 28, 2009 at ASUR's principal executive offices, at 108 Wild Basin Road, Austin, Texas 78746 at 1:00 p.m. local time.

	All stockholders who own shares of ASUR stock as of July 10, 2009, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

	Voting materials, which include this Proxy Statement and a BLUE proxy card, will be sent to some or all stockholders on or about [____________], 2009. Stockholders who do not receive this statement and a BLUE proxy but wish to receive them can contact MacKenzie Partners as indicated on the last page of this Proxy Statement.

If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote such shares and only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the BLUE proxy card on your behalf.

YOUR VOTE IS IMPORTANT. If you agree with the reasons for Red Oak's solicitation set forth in this Proxy Statement and believe that the election of the Red Oak nominees to the Board of Directors can make a difference, please vote for the election of the Red Oak nominees, no matter how many or how few shares you own.

RED OAK URGES YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST

By executing the BLUE proxy card, you will authorize us to vote FOR the election of the Red Oak nominees. If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.

The persons and entities which constitute Red Oak are described below in the section entitled "Certain Information Regarding the Participants." This proxy statement sometimes refers to Red Oak as "we," "us," "our" and variants of those words.

WHY YOU WERE SENT THIS PROXY STATEMENT

	You are receiving a Proxy Statement and proxy card from us because you owned shares of ASUR common stock on July 10, 2009, the record date. This Proxy Statement describes important issues on which we would like you, as a stockholder, to vote. It also gives you information on these issues so you can make an informed decision.

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	When you sign the proxy card, you appoint David Sandberg and Adrian
Pertierra as your representatives at the meeting. They will vote your shares, as you have instructed them on the proxy card, at the Annual Meeting. If you sign and return a BLUE proxy card without giving specific voting instructions, your shares will be voted FOR the Red Oak nominees and AGAINST the selection of Ernst & Young. If you plan to attend the Annual Meeting we recommend that you complete, sign, and return your proxy card in advance of the meeting just in case your plans change. This way, your shares will be voted whether or not you attend the Annual Meeting.

REASONS FOR THE SOLICITATION

	We expect that the Red Oak nominees, if elected, would provide a new voice and fresh perspective to the Board of Directors. We believe that the Board of Directors should represent stockholders' perspective on ASUR's pursuit of strategic alternatives and management direction, and generally bring focus to the maximization of value for the benefit of stockholders. Please read the section below titled "What Red Oak Wants" for more details on Red Oak's recommended actions. There can be no assurances that the Red Oak nominees will succeed in creating shareholder value.

	The proposed slate of Red Oak nominees will, if elected, constitute a majority of the Board of Directors. Red Oak believes that the Red Oak nominees, if elected to the Board of Directors, will bring to the Board of Directors the perspective of stockholders because all but Mr. Ferris are stockholders and all are, or were recommended by, stockholders. This slate would represent a board
answerable to shareholders and not controlled by any party.   Only two of the
Red Oak nominees are affiliated with Red Oak and the remaining nominees are independent of both Red Oak and management.

	If elected, the Red Oak nominees do not anticipate that they will have any conflicts of interest with respect to the Company, and recognize that they will owe fiduciary obligations to all stockholders. None of the Red Oak nominees has any contract, arrangement or understanding with the Company, or any other direct financial interest concerning the Company, other than through the beneficial ownership of stock of the Company by the Red Oak nominees disclosed in this Proxy Statement and the filings with the Securities and Exchange Commission by Red Oak. All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all but Mr. Vogel meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements.

PROPOSALS

	We are soliciting your proxy to vote for the following proposals (the "Proposals"), which we intend to submit for approval at the Annual Meeting:

                      Proposal 1:  Election of Directors

	At ASUR's 2009 Annual Meeting six directors will be elected for terms expiring at the 2010 annual meeting of stockholders or until their respective successors are duly elected or appointed and qualified. Red Oak is seeking your support at the Annual Meeting to elect its nominees in opposition to management's director nominees. Each of Red Oak's nominees has consented to serve as a director of the Company if elected and each of the nominees has consented to being named in this proxy statement. Shares represented by BLUE proxies returned duly executed to Red Oak will be voted, unless otherwise specified, FOR the election of the six nominees named below.

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RED OAK'S NOMINEES FOR DIRECTOR

CORNELIUS (NEIL) FERRIS, 63, is an active advisor and executive consultant to technology companies and venture capital investors and has been engaged in such as his principal activity for the last 5 years. Prior to his current assignments, he was CEO of Giganet, a storage networking company which he sold to Emulex for $650 million in 2001. His previous CEO roles included Open Data which was sold to a private company in 1997 and Fluent, a multimedia software company, which was sold to Novell in 1993. Mr. Ferrris was part of the founding team and vice president of Apollo Computer, which enjoyed a successful IPO and was sold to Hewlett Packard in 1989 for $476 million. Prior to that, Mr. Ferris served for ten years in senior management positions with Data General which he joined shortly after its formation. He is also a board member of Enfora, Intersense, and BTI Systems corporations. Mr. Ferris holds MBA and BS degrees from Northeastern University.

BOB GRAHAM, 60, has been a Partner at Ridge Partners LLC, a consulting and investment firm, since 2002. He is also the Senior Technology Advisor to Cascadia Capital, a mid market M&A firm. In addition, Mr. Graham is the Manager of Global Accelerator LLC, a Fund that originally invested in iEmployee and still holds shares in ASUR. Previously, Mr. Graham held key executive roles including Group Manager at Digital Equipment Corporation and Executive Vice President and Division President at Sun Microsystems. He was a Co-Founder and Chief Operating Officer at Manufacturer's Services Limited, the Chairman & CEO of Ridge Technologies, and President at Adaptec. Mr. Graham was also instrumental in the founding and exit of a number of technology companies including Crag Systems and iEmployee, where he served on the Board of Directors prior to its acquisition by ASUR. He presently serves on the boards of Global Accelerator Management and 54th Street Systems.

PAT GOEPEL, 47, has over 20 years of progressive leadership positions in the HR outsourcing industry. A frequent speaker and industry expert, Pat currently serves (since 2008) as the COO of Patersons Global Payroll and oversees its human relations function. Previously, he was the President and CEO of Fidelity Investment's HR Services Division from 2006-2008, President and CEO of Advantec from 2005-2006 and served as the Executive Vice President of Business Development and US Operations at Ceridian from 1994 until 2005. A former board member of iEmployee, he currently serves on the boards of Patersons and Allover Media.

ADRIAN PERTIERRA, 37, is a Senior Analyst at Red Oak Partners, LLC, a NY-based hedge fund. Prior to joining Red Oak in 2007, Mr. Pertierra served as Vice President of Global Markets at Deutsche Bank Alternative Trading in 2007 and worked at Tradition Asiel Securities, Inc. from 2006-2007. Previously, Mr. Pertierra served as the Vice President of Institutional Equity Sales and Trading at BGC Partners, LP, from 2002-2006. Mr. Pertierra received a BA in Economics from the College of Holy Cross.

DAVID SANDBERG, 36, is a managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, since its March 2003 inception. Previously, Mr. Sandberg co-managed JH Whitney & Co's Green River Fund from 1998-2002. Mr. Sandberg received a BA in Economics and a BS in Industrial Management from Carnegie Mellon University. He presently serves on the Board of SMTC Corp. and was elected a director of EDCI Holdings, Inc. on June 1, 2009.

JEFFREY VOGEL, 41, has 20 years experience in operating, financing, and advising companies - primarily high-tech software companies. Since 2008 Mr. Vogel has been a Partner with Liberty Capital Partners. Additionally, Mr. Vogel has and continues to serve as a Managing Director of Velocity Equity Partners, a $50

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million early stage technology fund, since he co-founded it in 2001.  Prior to co-founding Velocity, Mr. Vogel was Chief Technology Officer and Vice President of Research and Development for eBusiness Technologies, a leader in XML Content Management Systems, where he led a team of 100 software professionals. In 1989, Mr. Vogel co-founded Electronic Book Technologies (EBT), a pioneer in SGML and XML information systems. At EBT Jeff led R&D until 1996 when he helped sell the company to Inso, a publicly traded company. From 1996 to 1998, Mr. Vogel was Vice President of Engineering at Inso's Electronic Publishing Solutions business unit and was also very active in the company's corporate development activities where he helped acquire and integrate a half dozen acquisitions. Mr. Vogel graduated from Brown University in 1990 with degrees in Economics and Computer Science. Mr. Vogel serves on the Boards of Rent Marketer, BEZ, and Dynadec.

	The number of shares of the Company's common stock beneficially owned by and the percentage beneficial ownership of each of Red Oak's nominees as of the date of this proxy statement are set forth on Exhibit A to this Proxy Statement. Red Oak beneficially owns an aggregate of 3,201,523 shares of ASUR's total outstanding common stock. Red Oak believes it is ASUR's largest stockholder. Red Oak owns approximately 10.3% of ASUR's total outstanding common stock based on the Company's statement that as of July 15, 2009 there were 31,107,273 shares outstanding and 10.6% of the common stock held by the public (namely, the common stock held by stockholders other than the board and management).

	If elected, the Red Oak nominees would be responsible for managing the business and affairs of the Company. The Red Oak nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to scrupulously observe his duty of care and duty of loyalty to the Company and all of its stockholders, not just those nominating him.

WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION
OF THE RED OAK NOMINEES

        Proposal 2:  Ratification of Selection of Independent Registered
                            Public Accounting Firm

	According to the Company's proxy statement, at the Annual Meeting a vote will be held to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ended July 31, 2009. The affirmative vote of a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy is necessary to ratify Ernst & Young LLP's appointment. The Company's proxy statement notes that "Stockholder ratification is not required for the selection of Ernst & Young LLP, since the Audit Committee has the responsibility for the selection of the Company's independent auditors. Nonetheless, the selection is being submitted for ratification at the Annual Meeting solely with a view toward soliciting the stockholders' opinion thereon, which opinion will be taken into consideration in future deliberations." As the Company proxy points out, the vote of stockholders will not be binding on the Company. Red Oak objects to the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm as it believes that ASUR may obtain the services of skilled accountants at a non "tier one" firm for substantially less than the amounts paid Ernst & Young. Red Oak believes this, even though it has not obtained a quotation for services to ASUR, because its discussions with smaller accounting firms suggest their rates are lower. Because the Annual Meeting is being held after the end of ASUR's fiscal year, it may not be economical for 2009 to change accounting firms if work has commenced. If you sign and return a BLUE proxy card but do not indicate how your shares should be voted, your shares will be voted AGAINST the ratification of Ernst & Young as auditors.

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WE ARE SEEKING TO ELECT NEW DIRECTORS BECAUSE:

Red Oak does not believe that the current board of directors of ASUR has adequately served in the best interests of ASUR, based in part on the factors described below, and its unaffiliated stockholders and believes change is needed.

*	ASUR has lost over $35 million since 2003 while the current Board has
	been in place (except for Ms. Harris who was named to the Board last month).

*	Since Mr. Snyder, the current chairman, joined the board in December
	1997, (with the support of all the members of the current Board, except Ms. Harris), ASUR's stock has dropped 97% (from $6.13 at December 31, 1997 to $0.17 at July 22, 2009).

*	The current Board allows what we view as wasteful spending (in our view
	$360,000 per year on D&O insurance is excessive) and recently embarked on an expensive campaign to take ASUR private and reduce the information it is required to provide stockholders while not disclosing the amount it spent on this failed effort.

*	The incumbent Board has kept in place a management team that has
	repeatedly been unable to meet its own forecasts.

*	The incumbent Board and management have ignored shareholder concerns and
	limited discussion with holders.

*	We believe a new board, strongly aligned with stockholder interests by
	share ownership, should be elected.

A History of Losses

Under Richard Snyder's tenure as CEO, ASUR spent in excess of $65 million on selling, general and administrative (SG&A) costs and research and development (R&D) costs since 2003 while reporting aggregate net losses in excess of $35 million during that same time period. This large negative return on investment is across a multi-year time span. Recent results have been no better, having already come in below late 2008 forecasts. Despite this negative return and disappointing recent results, the spending has continued unabated with nearly $14 million in SG&A plus R&D spent in the past twelve months, a full $2.5 million above the Company's entire reported revenues during that same time period. Management has repeatedly claimed and promised it is building a platform for a $20, $40, and $50 million revenue company. These claims have been met with material failure in almost all instances. At this point Red Oak believes these claims should be disregarded entirely.

ASUR's stock price is 97% lower today than when Mr. Snyder first joined the Board in 1997.

We believe that the incumbent Board has destroyed shareholder value by permitting excessive spending including excessive service provider costs, excessive management and employee compensation and generous benefits and we believe they will continue to destroy shareholder value if they are again elected to ASUR's Board. Even Mr. Snyder's statement on April 27, 2009 that he would resign has not been honored. He remains as "executive" chair and has a "parachute" contract with terms which were not publicly disclosed until after the failed go-private vote.

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Inability of Management to Forecast

We do not believe that senior management is able to forecast its business with any semblance of accuracy and this has cost shareholders as management and the board have made spending decisions based on their incorrect forecasts. Mr. Snyder and Mr. Peterson have repeatedly stated that the Company is spending in order to grow and that they believe ASUR can be a $30-40 million revenue company in just a few years. Management has repeatedly promised impressive results and failed to deliver. At this point Red Oak believes it unwise to trust shareholder equity to Management and the incumbent Board's direction. For perspective, we include examples across many years' forecasts during ASUR's earning calls as opposed to just a few:
*	In ASUR's Q4, 2003 earnings conference call, Chief Financial Officer Jay
	Peterson indicated that ASUR believed it could achieve $40-50 million in
	annual software	revenues in three to four years "based on early optimism
	from large enterprise customers and assuming just a little help from the
	economy."  Although the economy offered	significant help from late 2003
	through the next three to four years, ASUR's software revenues are and were well under even $20 million (let alone $40-50 million), inclusive of the revenue acquired in 2007 by buying iEmployee, which, according to ASUR's amended 10-K for the fiscal year ended July 31, 2008, generated
	more than $5.3 million 	in revenues from August 1, 2006 through July 31,
	2007.
*	In ASUR's Q1, 2004 conference call, CEO Richard Snyder reaffirmed "our
	previous guidance of 6 to $7 million in software revenue for this
	current fiscal year."  In contrast, 	ASUR generated just $3 million
	in software revenue in fiscal 2004 despite help from a 	very strong
	economy. Additionally, in the same call Mr. Snyder reaffirmed "between $40 to $50 million in annual software revenues in the next three to four years." He also added that "we believe that we can manage expenses to
	be flat, while also expending 	approximately $300,000 on Sarbanes Oxley
	related requirements over the next several quarters." Expenses increased from $16 million to $23 million from 2003 to 2004.
*	In ASUR's Q1, 2006 call, Jay Peterson claimed that "we have line of site
	to EBITDA profitability this fiscal year." 2006 reported EBITDA was negative $3.9 million, again despite a strong year in the economy. In the same call, Richard Snyder claimed "we'll continue to look at a dividend or perhaps a stock buyback, and after that, we'll continue to look at the ability to invest some of that for the growth of our software business." No share repurchases or cash dividend were ever effected after this date yet the Company continued a substantial cash spend, followed by an acquisition which cost ASUR more than 2x its current market capitalization.
*	In ASUR's Q2, 2006 call, Mr. Snyder stated "with regard to expenses as
	we mentioned, 	this is the lowest, we've gotten the expenses down to
	the lowest point, really, in the Company's history, minus depreciation, and we believe that there is still room to continue to scrutinize those expenses and get them down." For reference, expenses never went lower than that quarter.
*	In ASUR's Q4, 2007 call, Mr. Peterson claimed "our overall spending
	excluding iEmployee will significantly decrease due to the conclusion of
	the 746 trial" and that "we 	believe we will generate $12 million in
	revenue this year and will generate cash in the second half of this fiscal year." Operating expenses declined for only one quarter before increasing materially every quarter thereafter. The Company generated just $10 million in revenue (nearly 20% below its forecast), and the
	Company burned $2.7 million in	operating cash flow in the second half
	of the fiscal year as opposed to generating cash.
*	In ASUR's Q1, 2008 call, Mr. Peterson confirmed "we believe we will

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	generate $12 million in revenue this year." ASUR generated just $10mm in
	revenues in 2008. He also claimed "we have line of site to EBITDA profitability this fiscal year." ASUR reported a $5 million EBITDA loss for fiscal 2008.
*	In the same Q1, 2008 call, Mr. Snyder stated "I think your $20 million
	figure for 2009 is certainly one we have on the books." Based on the latest 10-Q, 2009 revenues are running at approximately 50% of this estimate.
*	In ASUR's Q3, 2008 call, Mr. Peterson claimed "we plan on generating
        cash, that is 	EBITDA profitability in fiscal year 2009."  The
	operating loss through the first three 	quarters of FY 2009 is nearly $5
	million.
*	In ASUR's Q1, 2009 call, Mr. Peterson indicated "we were "anticipating
	or planning to 	be EBITDA profitable in our July quarter of this year."
	For reference, ASUR reported a $1.4 million operating loss in its April quarter and claimed they would be EBITDA breakeven by the end of the year, not profitable. During an April 27 meeting, when Red Oak asked them to explain their $5.5 million run-rate loss if - as they claimed - both software businesses were breakeven to profitable on their own and there were $1 million in excess costs, ASUR's CFO Jay Peterson could not explain a $3-4 million/year discrepancy, nor could CEO Richard Snyder nor either of ASUR's directors present at the meeting. Specifically, they are currently losing $5.5mm/year on a run-rate basis according to the last financial information released.
*	In ASUR's Q2, 2009 call, ASUR's CFO Jay Peterson stated that $3 million
	per quarter in 	revenues would equate to EBITDA breakeven.  However, in
	ASUR's Q3, 2009 earnings, ASUR reported $2.4 million in revenue and a $1.2 million EBITDA loss, or $4.8 million annualized. With ASUR earning under 80% in gross margin, an additional $600,000 in revenues (to reach $3 million per quarter) would have added roughly $480,000 in gross margin per quarter. Even assuming no added sales commission expenses and that ASUR could eliminate $1 million in public company costs (as management claimed it would during their failed go-private effort), ASUR would report an excess of $3.3 million in annual EBITDA loss.

ASUR's forecasts have continually been wrong, and cash continues to decline at a rapid rate reflecting the true losses management is generating, including a $1 million cash burn in the most recent April 2009 quarter. Yet the incumbent board has announced no action to reverse these trends.

Board Not Aligned with Holders

We believe it's in shareholder's best interests to be represented by Board members who own significant amounts of stock and thus share more directly in the results of their decisions. ASUR's Directors have all served with the Board or Company since at least 2003, but collectively own less than 5% of ASUR's common shares outstanding according to the Company's proxy, about half of which is comprised of unexercised options. Under the incumbent Board's control, shareholders have suffered a 90% decline in ASUR's share price while the Company has burned tens of millions of dollars in cash. ASUR's insiders have made key decisions which have impacted shareholders' wallets while having far less impact on their own wallets because of their low stock ownership.

In stark contrast to management's slate of nominees, our slate directly owns nearly 15% of ASUR's shares outstanding and three of our nominees (Bob Graham, Pat Goepel, and Jeffrey Vogel) have been directly referred by holders of another 10%+ of ASUR's common shares outstanding. Mr. Ferris does not currently own any shares. We believe our slate also possesses materially greater industry success, public company experience, and knowledge of ASUR's own products as two of our nominees previously served on the Board of ASUR's iEmployee division when it was an independent and profitable company (before ASUR acquired it in 2007). We note that ASUR stated in its December 12, 2007 report on Form 10-Q that "iEmployee is a profitable business with a high percentage of recurring revenues and delivers its software as a service under the "SaaS" model. The acquisition expands Forgent's current target markets, significantly augments the Company's product and service offerings to customers, and increases revenues from its software and services segment considerably. Due to these factors, the Company purchased the iEmployee business at a premium (i.e. goodwill) over the fair value of the net assets acquired."

A Team We Should Not Trust

ASUR's incumbent board continues to reward a management team that misses its forecasts. In fact the board repriced options twice, first in September 2005 to $1.42 share, then in August 2006 to $0.385/share. Importantly, ASUR's chairman benefited directly from this repricing as he also served as ASUR's CEO and continues to serve as executive chairman (ASUR's newly appointed director Nancy Harris also benefited from this repricing as she was ASUR's COO at the time). Moreover, ASUR recently refused to provide information we believe shareholders have a right to know:

*	how much they spent in the failed go-private proxy contest;
*	the final vote tallies regarding the go-private vote.  ASUR board
	member Mazzuchelli has claimed that our reported numbers are inaccurate, even though we received them from the same firm which provides ASUR with their non-objecting beneficial holder vote information (which represents more than 90% of all ASUR shares outstanding). Despite this claim, ASUR has refused to share the vote tally;
*	on June 18, ASUR failed to allow questions to be asked on the earnings
	call. They were informed of this immediately but have done nothing to rectify this; and
*	Although after repeated prodding ASUR to disclose information
	about amounts spent for executive visits to the Cooper Clinic and compensation for Mr. Snyder's son, they still have not disclosed all of the information requested.

Mr. Snyder and our incumbent Board personally pat ASUR on the back for upholding "the highest corporate governance standards" in ASUR's June 18 press release. However, shareholders should note:
	1.	the board elected non-independent Nancy Harris to replace
		resigning independent director Kathleen Cote
	2.	Mr. Snyder resigned as CEO but remained executive chairman
	3.	Mr. Snyder, Mr. Peterson and Ms. Harris have change of control
		agreements, which in the case of Mr. Snyder and Mr. Peterson were not explicitly disclosed until the Company's July 17, 2009 proxy statement.
	4.	ASUR refused to respond to shareholders inability to ask
		questions on an earnings call despite being informed of this immediately and repeatedly, let alone correcting this and opening a new call - it appears ASUR does not want shareholders asking them tough questions.

WHAT RED OAK WANTS

Red Oak believes that the Company has value and that a Board comprised of our slate of vested, experienced Directors is more capable of creating shareholder value. We also believe costs need to be adjusted now, and not when another $10 million has been burned through wasteful spending. The first step in this is to NOT re-appoint Ernst & Young as ASUR's independent auditors because we believe ASUR has paid more than it should have already in audit fees and that accepting them as auditors supports the types of spending decisions which have contributed to ASUR's 97% price decline since ASUR's Chairman Richard Snyder first joined its Board.

Red Oak met and spoke with certain members of ASUR's senior management and the Board of the Company several times during 2009. During those discussions, we made the following recommendations on ways for ASUR to enhance shareholder value:

*	all company expenses and costs across all employees, by location and
	product (Netsimplicity vs. iEmployee)

*	all costs not related directly to Netsimplicity and iEmployee products,
	i.e. public costs

*	all legal liability related to the $3 million liability and suit ASUR
	has disclosed

*	the $5 million lease obligation and structure for ASUR's 50% equity
	ownership in its headquarters building

*	ability to use tax loss carryforwards per rule 382 IRS calculation

*	all costs related to legal providers

*	all costs related to ASUR's audit

*	all costs related to added employee benefits, including for senior
	executives

*	all severance and change of control packages and liabilities

*	the D&O policy for purposes of drastically reducing it

*	all consulting fees and agreements related to insiders or board members

*	consideration to implement a reverse split to regain NASDAQ compliance

*	consideration to implement a share repurchase program of $5 million

Red Oak previously expressed these goals in its opposition to the go-private scheme and expressed that it would expect this review to produce material reductions in headcount, compensation, insurance costs, and provider costs to ASUR's management. Red Oak would hold only two board seats if its slate is elected and could not control the board, but would recommend these actions listed above to the Board. ASUR's management has not commented on this agenda and has repeatedly, and we believe incorrectly, claimed that Red Oak has not offered alternative solutions to enhance shareholder value.

BACKGROUND OF THIS SOLICITATION

Red Oak began to invest in ASUR in 2008. After Red Oak made comments on ASUR's December 2008 earnings call, several investors contacted Red Oak to exchange information. One of these investors introduced Red Oak to Mr. James Gladney, and to Mr. Fenil Shah. Red Oak and the shareholders that contacted Red Oak shared information and concerns regarding the management of ASUR. Not surprisingly, many of the concerns identified by the other shareholders regarding ASUR were shared by Red Oak, and vice versa. After ASUR announced its plan to go private, additional discussions were held with the same shareholders. Again, the other shareholders and Red Oak shared many of the same concerns. While Red Oak was aware of the concerns, Red Oak had not yet determined to formally oppose the go private effort or take other actions. Moreover, at no time did Red Oak agree, by words or conduct, to be part of or act as a group with any other shareholders.

On April 17, 2009, Red Oak sent a letter to one of the Company's directors, Lou Mazzuchelli, expressing concern about the Company's proposal to end its public reporting status and what Red Oak viewed as excessive costs, and stating an intent to nominate a slate of directors at the next annual meeting, and asked this director to discuss the letter with the other directors. Mr. Gladney assisted Red Oak to contact Mr. Mazzuchelli, because Red Oak had learned that Mr. Gladney knew Mr. Mazzuchelli and was currently helping Mr. Mazzuchelli with a job search. This assistance began when Red Oak was still in the process of forming its opinions and investigating the Company's reasons for going private,
and Mr. Gladney served as an informational conduit.   However, because of the
relationship between Mr. Gladney and Mr. Mazzuchelli, Red Oak requested that Mr. Gladney review the April 17, 2009 letter before it was sent, which Mr. Gladney did. On April 22, 2009, Mr. Snyder telephoned Red Oak and an informal meeting was arranged for April 27, 2009 in Dallas. Red Oak invited all stockholders of whom it was aware to attend this meeting, which was planned as an information session. Only two of ASUR's independent directors attended and both ASUR's CEO and CFO showed up at least one hour late. At the April 27, 2009 meeting, Red Oak asked questions about the Company's expenditures, questioned the level of spending on items such as audit and legal fees, and questioned the proposed savings from the proposal to "go private." The April 27, 2009 meeting was attended by three other holders of company stock, but those holders were not asked to join Red Oak in this solicitation.

All three proposals related to the "going private plan" were rejected by shareholders. The information available to Red Oak indicates the negative vote was at least 52%. Red Oak notes that the information available to it does not include actual votes at the special meeting, because that meeting was cancelled, and that until an actual vote at a meeting was conducted, any proxy could have been changed or revoked. Accordingly, the actual vote, if the special meeting had been held, could have been higher or lower. On June 1, when the Company canceled its special meeting set for June 2, 2009, the Company announced that it would hold its Annual Meeting on July 30, 2009, which has since changed to August 28, 2009. From June 3, 2009 to June 13, 2009, Mr. Sandberg, with help from ASUR stockholder James Gladney, tried without success to set up a meeting with the incumbent board.

On June 18, 2009, ASUR held its earnings call. No questions were asked on the call. On June 19, 2009, Mr. Sandberg asked why shareholders were not allowed to ask questions on the June 18, 2009 earnings call and informed ASUR that Red Oak knew of at least six individuals who tried and were unable to ask questions (only one of which was affiliated with Red Oak). No one at ASUR responded to this communication. In a press release dated July 16, 2009, ASUR stated: "our long-time policy is to take questions from analysts and registered brokers only. Private investors are not and never have been eligible to ask questions on our earnings calls." This appears inconsistent with actual practice. Mr. Antoine Tristani made comments on the March 12, 2008 call, the October 15, 2008 call and the December 16, 2008 call, and Mr. David Sandberg made comments on December 16, 2008. In none of these instances did the Company request verification that the caller was a broker or an analyst. Mr. Antoine Tristani, who had commented in the past, was not allowed to comment on the June 18, 2009 call.

Lawsuit Filed by ASUR

After Red Oak made public its attempts to obtain information, ASUR issued a press release on June 30 attacking Red Oak and alleging an attempt to take over ASUR was in progress. On July 1, 2009, ASUR announced it had filed litigation in federal court in Austin, Texas alleging Red Oak and others of securities law violations. In this lawsuit, ASUR claims Red Oak and others have "conspired...to thwart Forgent's efforts to go private; to effect a hostile takeover of Forgent; to replace Forgent's Board of Directors (the "Board") and to liquidate all of Forgent's assets for their own immediate short-term gain." ASUR claims that the other members of this "conspiracy" are James Gladney, Robert Graham, Antoine Tristani, Pat Goepel, Fenil Shah, Sarla Software LLC, Chimanlal Shah, Falguni Shah, Ruchir Shah, Snehal Shah, Vibha Shah and Ushma Shah.

Red Oak denies that such parties constitute a "group" with it under federal securities laws. Red Oak is a group - but solely with Pinnacle and Bear Market Opportunity Fund. Red Oak has properly disclosed this group from the outset in all of its SEC filings. However, Red Oak is not a group with anyone else. Red Oak acknowledges that it has communicated with other shareholders regarding its concerns about ASUR and its management, and also acknowledges that many of those shareholders confirmed in those communications that they shared the same concerns. However, Red Oak has made its own decisions at all times, has no written or verbal or economic agreements with any other persons or entities, and is acting independent of other shareholders. To this end, when Red Oak asked ASUR to meet and to discuss key concerns, Red Oak invited all shareholders it knew of to meet with management on April 27, 2009 (despite knowledge that some shareholders it invited - such as Antoine Tristani - seemed to agree with management and did not seem to agree with Red Oak's concerns about ASUR's costs and management). When Red Oak decided to solicit proxies to oppose a go private transaction which Red Oak believed was bad for the value of its ASUR shares, Red Oak based this decision on its independent belief that other shareholders of more than 750 shares would feel similarly because such shareholders would witness small shareholders paid out at 2x ASUR's stock price while they and other remaining holders would be left with stock which would likely trade more thinly and with wider spreads after being de-listed and under a management team no longer subject to SEC scrutiny or regular financial reporting despite a history of losses, missed guidance, repriced options, and poor governance. Red Oak did not need to work with anyone else to believe this nor to act on it. Following this, Red Oak asked shareholders for referrals to qualified potential board candidates but rejected several of these referrals and independently chose only those nominees it believed were most qualified. This decision was made solely by Red Oak - in fact Red Oak did not ask any other entity whether it was acceptable to nominate Red Oak employees to its slate - it simply did so. Despite an attempt to balance strong shareholder representation on its slate of nominees with the qualifications of its candidates, Red Oak made all decisions and leaves it up to shareholders to decide who to vote for. Lastly, Red Oak never purchased stock in conjunction with other shareholders, never bought stock directly or knowingly from the other shareholders claimed to be part of its "group", and never made any agreement to split costs with other investors or shareholders. As noted above, Mr. James Gladney assisted Red Oak to contact director Lou Mazuchelli, but neither he nor any other shareholder approved Red Oak's slate nor Red Oak's reasons for requesting proxies.

Red Oak also denies any "conspiracy" or scheme to liquidate the ASUR assets, noting that when ASUR first suggested such a goal on Red Oak's part, and Red Oak denied it, as even ASUR's complaint admits. ASUR also alleges that Red Oak and others constitute a "group" because others made comments similar to those expressed by Red Oak in opposition to ASUR's go-private scheme and because Mr.

Gladney assisted in contacting ASUR's director Lou Mazzuchelli. While Red Oak has discussed ASUR's poor performance with others, and has asked Mr. Gladney to pass information along to ASUR Director Lou Mazzuchelli (who Mr. Gladney was assisting in a job search and who agreed to pass such information along), it has
made its own decisions at all relevant times.   Red Oak finds its unremarkable
that elements of Red Oak's public statements in press releases were repeated by others, because Red Oak believes many other shareholders agree with those opinions. In fact, Red Oak did not even advise all of its nominees who the other nominees were before it announced its slate. While Red Oak has confirmed that its nominees generally share Red Oak's "cost-cutting" philosophy and conservative fiscal approach to management of companies of ASUR's type and size, Red Oak has no commitments from or understandings with its nominees about how they will vote if elected. Red Oak regards the expenses of this litigation as another indication of how far the incumbent board will go in using shareholders' money to entrench itself. Red Oak denies that it has violated securities laws, and points out that if its entire slate of nominees is elected, it will hold only two board seats, because its nominees are independent of Red Oak. Red Oak will vigorously defend ASUR's lawsuit, which we regard as an attempt to silence criticism of the Board.

Although Red Oak denies that it formed a "group" or sought to sell ASUR as an "asset play," on July 13, 2009 Red Oak sent ASUR a letter designed to assure the Board and management there is and never was any goal to liquidate the Company. Red Oak offered to refrain from additional share purchases, not to propose a liquidation, and for a period of three years, if a liquidation is proposed by others, to vote its shares in the same manner as a majority of the shares held by others are voted. Since Red Oak denies it ever had an intent to treat ASUR as an "asset play" it is willing to make such an agreement if management will stop spending stockholder money to prevent something Red Oak does not want to do. Red Oak continues to believe that a new board, aligned with stockholders by share ownership and not controlled by Red Oak or anyone else, is in stockholders' best interest. Red Oak believes that the Company's rejection of this proposal indicates that the Company does not view its own claims as serious.

PARTICIPANTS

The following are, under SEC rules, participants in this solicitation of proxies from the Company's stockholders in connection with the upcoming election of the Company's Board of Directors: Red Oak Partners, LLC, The Red Oak Fund, L.P., Pinnacle Fund, LLLP, Pinnacle Partners LLC, Bear Market Opportunity Fund, L.P. and David Sandberg and each of the Red Oak nominees. The business addresses and ownership of Company securities with respect to each of the participants is provided in Exhibit A hereto. Transactions in Company securities by the participants are described on Exhibit B hereto. Other than as set forth in this Proxy Statement, including the exhibits hereto, none of the participants have any substantial interest, direct or indirect, in the matters to be voted on at the Annual Meeting.

Although Red Oak asked Mr. James Gladney, Mr. Fenil Shah and other stockholders to serve as or to suggest nominees, Red Oak made its own decisions about whom to nominate and did not accept all the recommendations made or nominate everyone it
contacted.   Accordingly, Red Oak does not regard Mr. Shah or Mr. Gladney as a participant in its solicitation although Red Oak's nominees are participants because they have agreed to be nominated. Red Oak points out that no nominee has, as yet, agreed to vote for the other nominees and Red Oak did not seek or obtain the comments of any nominee, or any other party named in ASUR's lawsuit, on any portion of these proxy materials except such nominee's personal information.

VOTING INFORMATION AND PROCEDURES

Who Can Vote at the Annual Meeting

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is July 10, 2009 (the "Record Date"). Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $0.01 par value per share (the "Common Stock"), held on the Record Date. The Company stated in its proxy statement that as of July 15, 2009 it had 31,107,273 shares of Common Stock issued and outstanding as of the Record Date.

How to Vote

You may vote by mail, telephone or Internet.

You may vote by mail by signing your BLUE proxy card and returning it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you sign and return a BLUE proxy card but do not make any specific choices, your shares will be voted FOR the election of the Red Oak nominees and AGAINST the ratification of Ernst & Young as auditors. You may also vote by telephone or Internet by following the instructions on your BLUE proxy card.

You may vote in person at the meeting.

We will ask the Company to pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in "street name" means your shares of stock are held in an account by your stockbroker, bank, or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in "street name" and you wish to attend the Annual Meeting, you must notify your broker, bank, or other nominee and obtain the proper documentation to vote your shares at the Annual Meeting.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return our proxy card on your behalf indicating a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR's independent auditor in Proposal 2. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded to vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR's independent auditor in Proposal 2. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but you instead receive our proxy card, you should mark the proxy card to indicate a vote FOR our Nominees in Proposal 1 and AGAINST ratification of the appointment of Ernst & Young as ASUR's independent auditor in Proposal 2, date it and sign it, and return it in the provided envelope.

Revocability of Proxies

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of the Company a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Holders who used Internet or telephone voting procedures can follow the revocation procedures specified on the Internet voting site or via the telephone voting program. Holders whose shares are held through a broker in "street name" can instruct the broker to change or revoke any instructions previously given for voting their shares. Holders who wish assistance in contacting the Company or their broker can contact MacKenzie Partners, Inc. ("MacKenzie Partners") at
(800) 322-2885 (toll free) or (212) 929-5500 (collect).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY

Quorum Requirement

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote as of the Record Date at the Annual Meeting must be present to constitute a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting or withhold your votes. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Required Vote

With respect to Proposal 1 and assuming a quorum is present, the six nominees, whether nominated by management or Red Oak, receiving the highest number of votes will be elected as directors. Stockholders do not have the right to cumulate votes and must either vote in favor or withhold voting for nominees. Broker non-votes will have no effect on the outcome of Proposal 1.

With respect to Proposal 2 and assuming a quorum is present, ratification of ASUR's appointment of Ernst & Young LLP as the Company's independent auditors requires approval by a majority of votes present in person or by proxy at the

Annual Meeting. Abstentions may be specified and will count as a vote against Proposal 2. Broker non-votes will be not be deemed to count either for or against Proposal 2.

Appraisal Rights

The Company's stockholders have no appraisal rights under Delaware General Corporation Law in connection with the Annual Meeting.

Solicitation

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Red Oak. In addition to the use of the mails, proxies may be solicited by Red Oak Partners, LLC, other Participants and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Red Oak has also retained MacKenzie Partners as information agent.

Red Oak estimates that its total expenditures relating to the solicitation of proxies will be approximately $[______] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $[______].

Red Oak currently intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation and will consider seeking reimbursement for its expenses in opposing the go-private proposals. Red Oak will leave this decision to the directors not affiliated with Red Oak [who may seek stockholder approval before reaching a decision.]

ADDITIONAL INFORMATION ABOUT PARTICIPANTS

None of Red Oak's nominees is employed by the Company. All of Red Oak's nominees are citizens of the United States. All the Red Oak nominees satisfy the independence requirements of Item 407 of Regulation S-K and all but Mr. Vogel meet the Item 407 criteria for serving as an audit committee financial expert either by having actively supervised a principal financial officer or by experience in assessing and evaluating financial statements of public companies.

	None of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak or any of its nominees within the past five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

	Except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees or, with respect to items (i), (vii) and
(viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the annexes hereto, none of Red Oak, any of the persons participating in this proxy solicitation on behalf of Red Oak, the Red Oak nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company's last fiscal year.

	Except as set forth in this proxy statement or in the annexes hereto, none of the Red Oak nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the Red Oak nominees is, or during the Company's last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

	Except as set forth in this proxy statement, none of the corporations or organizations in which the Red Oak nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Red Oak nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

	We have no reason to believe that any of the Red Oak nominees will be disqualified or unwilling or unable to serve if elected. Red Oak reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Red Oak nominees. In addition, if any additional directorships are to be voted upon at the Annual Meeting, Red Oak reserves the right to nominate additional persons to fill the added positions and will appropriately amend this proxy statement. In such case, shares represented by proxies given to us will be voted for any substitute or additional nominees of Red Oak.

Section 16(a) Beneficial Ownership Reporting Compliance

No Red Oak nominee has failed to file any reports related to ASUR that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

			    PROXY MATERIALS ONLINE

This Red Oak proxy statement and Red Oak's other soliciting materials may be accessed at the following website: www.ourmaterials.com/pinnaclefund


ADDITIONAL INFORMATION

In reliance upon Rule 14a-5(c) of the Securities Exchange Act of 1934,reference is made to the Company's Proxy Statement dated July 17, 2009, which can be found in the Company's public filings with the SEC. Stockholders may read this filing for a full description of management's director nominees, the securities ownership of the Board members in the Company, and additional information about the Company's officers and directors, including compensation information. Also included in the Company's proxy statement is the date by which shareholder proposals intended to be submitted at the Company's 2010 annual meeting must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting and information regarding the various committees of the Company's Board and other corporate governance matters.

Where You Can Find More Information

The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information the Company files with the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov by selecting "Search" at the top right and then typing "forgent" into the box asking for the Company Name.

OTHER MATTERS

As of the date of this proxy statement, we are not aware of any other matter that will be presented for consideration at the Annual Meeting. However, we do not set the agenda, and the Company may submit additional matters.

	Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a BLUE proxy card today.

              REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS.

                LET'S MAKE THE STOCKHOLDERS A PRIORITY AT ASUR.
               SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.
                        VOTE THE BLUE PROXY CARD TODAY!



            YOUR VOTE IS IMPORTANT-PLEASE CALL IF YOU HAVE QUESTIONS

We have retained MacKenzie Partners to act as information agent in connection with this proxy solicitation. If you have any questions or require any assistance, including regarding online access to Red Oak's proxy materials, please contact MacKenzie Partners, at the following address and telephone number:

-------------------------------------------------------------------------------

      If you have any questions, require assistance in voting your shares, or need additional copies of Red Oak's proxy materials, please call MacKenzie Partners at the phone numbers or email address listed below.

                         MacKenzie Partners, Inc. [LOGO]
                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       Or
                             TOLL-FREE (800)322-2885

             Shareholders may also obtain copies of Red Oak's proxy materials at www.ourmaterials.com/pinnaclefund


-------------------------------------------------------------------------------


IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE THE ACCOMPANYING BLUE PROXY CARD AFTER INDICATING A VOTE FOR OUR NOMINEES IN PROPOSAL 1 AND AGAINST RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS ASUR'S INDEPENDENT AUDITOR IN PROPOSAL AND PROMPTLY RETURN USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                  EXHIBIT A

                     INFORMATION ABOUT THE PARTICIPANTS
                       IN THIS SOLICITATION OF PROXIES

				NUMBER OF	NUMBER OF	PERCENT OF
				SHARES		SHARES		CLASS
				DIRECTLY 	BENEFICIALLY	BENEFICIALLY
NAME AND ADDRESS(1)		OWNED		OWNED (2)	OWNED(3)

Red Oak Partners, LLC		0		3,201,523	10.29%

Red Oak Fund, LP		1,120,857	1,120,857	3.60%

Pinnacle Partners, LLC
32065 Castle Court
Suite 100
Evergreen, CO 80439		0		1,553,997	5.00%

Pinnacle Fund, LLLP
32065 Castle Court
Suite 100
Evergreen, CO 80439		1,553,997	1,553,997	5.00%

Bear Market Opportunity
Fund, LP
112 East Pecan Street
Suite 806
San Antonio, TX  78205		526,669		526,669		1.69%

Cornelius Ferris
59 Presidential Drive
Southborough, MA 01772		0		0		0.00%

Pat Goepel
16 Abbottswood Drive
Sudbury, MA 01776		121,837		121,837		0.39%

Robert (Bob) Graham
400 Panamint Road
Reno, Nevada  89521		82,076		960,698		3.09%

David Sandberg
654 Broadway, Suite 5
New York, NY  10012		0		3,201,523	10.29%

Adrian Pertierra
654 Broadway, Suite 5
New York, NY  10012		0		3,201,523	10.29%

Jeffrey Vogel
319 Blackstone Blvd.
Providence, RI 02906		60,000		60,000		0.19%


	(1)   * The business address for each Red Oak participant is:

		654 Broadway, Suite 5, New York, New York  10012

	(2)	The shares reported as beneficially owned by Red Oak Partners,
		LLC are those owned by Red Oak Fund, LP, Pinnacle Partners, LLC, Pinnacle Fund, LLLP, and Bear Market Opportunity Fund, LP.

	(3) 	Based on 31,107,273 shares of common stock of Forgent Networks,
		Inc. outstanding at July 15, 2009, as reported in Forgent Networks, Inc.'s proxy statement filed with the Securities and Exchange Commission on July 17, 2009.

                                  EXHIBIT B

           TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS
                        IN THIS SOLICITATION OF PROXIES

	Red Oak and its Affiliates have made the following purchases and sales of the Company's securities in the past two years:

			# of Shares
Date		Price	Bought/(Sold)		Purchaser

10/28/2008	0.173	32,300.00		Pinnacle
10/29/2008	0.180	19,291.00		Red Oak
10/30/2008	0.180	3,044.00		Red Oak
10/31/2008	0.180	51,600.00		Pinnacle
10/31/2008	0.180	51,600.00		Red Oak
11/3/2008	0.200	12,000.00		Pinnacle
11/5/2008	0.240	14,000.00		Pinnacle
11/5/2008	0.240	14,000.00		Red Oak
11/6/2008	0.220	8,050.00		Pinnacle
11/6/2008	0.220	8,050.00		Red Oak
11/7/2008	0.200	21,900.00		Pinnacle
11/7/2008	0.200	21,900.00		Red Oak
11/10/2008	0.210	30,000.00		Pinnacle
11/10/2008	0.210	30,000.00		Red Oak
11/11/2008	0.210	27,500.00		Pinnacle
11/11/2008	0.210	27,500.00		Red Oak
11/12/2008	0.210	9,051.00		Pinnacle
11/12/2008	0.210	9,049.00		Red Oak
11/13/2008	0.200	32,493.00		Pinnacle
11/13/2008	0.200	16,000.00		Red Oak
11/14/2008	0.229	5,200.00		Red Oak
11/17/2008	0.200	100			Pinnacle
11/18/2008	0.227	38,254.00		Pinnacle
11/18/2008	0.227	38,256.00		Red Oak
11/19/2008	0.205	5,500.00		Pinnacle
11/19/2008	0.205	5,500.00		Red Oak
11/20/2008	0.205	20,791.00		Pinnacle
11/20/2008	0.205	40,000.00		Red Oak
11/21/2008	0.214	10,338.00		Pinnacle
11/21/2008	0.214	10,339.00		Red Oak
11/24/2008	0.200	800			Pinnacle
12/2/2008	0.200	5,000.00		Red Oak
12/3/2008	0.197	10,002.00		Pinnacle
12/3/2008	0.197	10,002.00		Red Oak
12/4/2008	0.189	18,774.00		Pinnacle
12/4/2008	0.189	18,774.00		Red Oak
12/5/2008	0.205	4,950.00		Pinnacle
12/5/2008	0.205	4,950.00		Red Oak
12/12/2008	0.216	12,710.00		Pinnacle
12/12/2008	0.216	12,710.00		Red Oak
12/15/2008	0.206	18,524.00		Pinnacle
12/15/2008	0.206	18,525.00		Red Oak
12/17/2008	0.210	35,100.00		Pinnacle
12/17/2008	0.210	35,100.00		Red Oak
12/18/2008	0.210	7,900.00		Pinnacle
12/18/2008	0.210	7,900.00		Red Oak
12/19/2008	0.210	15,600.00		Pinnacle
12/19/2008	0.210	15,600.00		Red Oak

12/22/2008	0.203	4,300.00		Pinnacle
12/22/2008	0.203	4,300.00		Red Oak
12/23/2008	0.203	16,700.00		Pinnacle
12/23/2008	0.203	16,700.00		Red Oak
12/26/2008	0.188	25,650.00		Pinnacle
12/26/2008	0.188	25,650.00		Red Oak
12/29/2008	0.167	67,900.00		Pinnacle
12/29/2008	0.167	67,900.00		Red Oak
12/30/2008	0.162	31,569.00		Pinnacle
12/30/2008	0.162	31,569.00		Red Oak
12/31/2008	0.174	7,000.00		Pinnacle
12/31/2008	0.174	7,000.00		Red Oak
2/2/2009	0.200	175,997.00		Pinnacle
2/2/2009	0.200	143,998.00		Red Oak
2/3/2009	0.190	45,533.00		Red Oak
2/9/2009	0.165	400			Bear
2/10/2009	0.170	1,777.00		Bear
2/11/2009	0.170	285,300.00		Bear
2/12/2009	0.180	23,609.00		Bear
2/19/2009	0.154	80,178.00		Bear
2/27/2009	0.141	114,405.00		Pinnacle
2/27/2009	0.141	114,405.00		Bear
3/2/2009	0.140	700			Bear
3/3/2009	0.135	8,450.00		Pinnacle
3/3/2009	0.135	8,450.00		Bear
3/4/2009	0.138	4,600.00		Pinnacle
3/5/2009	0.135	11,850.00		Pinnacle
3/5/2009	0.135	11,850.00		Bear
3/6/2009	0.139	12,500.00		Pinnacle
3/6/2009	0.139	12,500.00		Red Oak
3/9/2009	0.130	2,300.00		Pinnacle
3/10/2009	0.130	5,144.00		Red Oak
3/11/2009	0.140	1,900.00		Pinnacle
3/16/2009	0.115	23,592.00		Pinnacle
3/16/2009	0.115	23,593.00		Red Oak
5/19/2009	0.180	10,031.00		Pinnacle
5/20/2009	0.180	40,248.00		Pinnacle
5/21/2009	0.180	16,000.00		Pinnacle
6/3/2009	0.180	32,900.00		Pinnacle
6/4/2009	0.180	39,200.00		Red Oak
6/9/2009	0.198	4,965.00		Pinnacle
6/10/2009	0.199	6,856.00		Pinnacle
6/11/2009	0.200	2,000.00		Pinnacle
6/12/2009	0.230	300			Pinnacle
6/15/2009	0.221	5,965.00		Pinnacle
6/16/2009	0.229	112,200.00		Pinnacle
6/17/2009	0.230	108,700.00		Pinnacle
6/18/2009	0.239	215,572.00		Pinnacle
6/18/2009	0.239	215,572.00		Red Oak
6/19/2009	0.235	7,900.00		Pinnacle
6/19/2009	0.235	7,900.00		Red Oak
6/22/2009	0.248	12,217.00		Pinnacle
6/22/2009	0.248	12,217.00		Red Oak
6/23/2009	0.250	2,683.00		Pinnacle
6/23/2009	0.250	2,683.00		Red Oak
6/26/2009	0.250	11,060.00		Pinnacle
6/26/2009	0.250	11,061.00		Red Oak
6/29/2009	0.260	8,450.00		Pinnacle
6/30/2009	0.260	9,000.00		Pinnacle
6/30/2009	0.260	20,047.00		Red Oak

			# of Shares
Date			Bought/(Sold)		Purchaser

10/5/2007 (1)		86,981			Pat Goepel
6/18/2009		34,856			Pat Goepel


			# of Shares
Date			Bought/(Sold)		Purchaser

2/17/2009		5,000			JEFFREY VOGEL
3/13/2009		20,000			JEFFREY VOGEL
6/8/2009		1,300			JEFFREY VOGEL
6/15/2009		33,700			JEFFREY VOGEL


			# of Shares
Date			Bought/(Sold)		Purchaser

10/5/2007 (1)		878,622			Global Accelerator (2)
10/5/2007 (1)		82,076			Robert Graham


(1) shares were acquired through the exchange of iEmployee shares for ASUR shares upon the completion the acquisition of iSarla Inc. by ASUR on October 5, 2007.

(2) Robert Graham is the manager of Global Accelerator LLC.

                                   EXHIBIT C

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

	The following table sets forth information regarding the beneficial ownership of ASUR's Common Stock by each person or group known to own more than five percent of the outstanding shares of ASUR's Common Stock, each of the Company's executive officers named in the Summary Compensation Table of ASUR's proxy statement, each of the Company's directors, and all of its directors and executive officers as a group.

	The following table sets forth certain information with respect to beneficial ownership of ASUR's Common Stock by and its director nominees as of July 15, 2009, the most recent date practicable disclosed in the Company's proxy statement. As of July 15, 2009, the Company states that 31,107,273 shares of its Common Stock were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of July 15, 2009 by:

	- each person who is known by us to beneficially own more than five percent of the Company's common stock; and

	- each of the Company's directors at that date and nominees and named executive officers; and all directors and officers as a group.


								Shares
							Beneficially Owned(1)(2)

Name and Address of Beneficial Owner			Number 	 	Percent

Red Oak Partners, LLC, New York, NY			3,201,523 (3)	10.29%

Fenil Shah Group, Barrington, RI			2,111,864 (4)	6.79%

Renaissance Technologies, Inc. LLC, New York, NY	1,645,600	5.29%

Richard N. Snyder					983,655 (5)	3.12%

James H. Wells						95,672 (6)	*

Lou Mazzucchelli					57,772 (7)	*

Richard J. Agnich					97,772 (8)	*

Ray R. Miles						51,772 (9)	*

Jay C. Peterson						276,877 (10)	*

Nancy Harris						265,680	(11)	*

All Directors and officers as a group (7 persons)	1,829,200 (12)	5.88%
(5)(6)(7)(8)(9)(10)(11)

* Indicates ownership of less than 1% of the company's common stock

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and, with respect to persons other than Red Oak, was ascertained from the Company's proxy statement. Red Oak believes that the persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Amounts shown include shares of the Company's Common Stock issuable upon exercise of certain outstanding options within 60 days after July 15, 2009.

(2) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on 31,107,273 shares of the Company's Common Stock issued and outstanding on July 15, 2009. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently held or purchasable within the next 60 days underlying such options are outstanding.

(3) Pursuant to Schedule 13D (Amendment No. 8) filed by Red Oak with the SEC on July 14, 2009.

(4) Pursuant to Schedule 13D filed by Fenil Shah Group with the SEC on May 28, 2009.

(5) Consists of 540,772 shares held by Mr. Snyder directly and 442.933 shares which Mr. Snyder may acquire upon the exercise of options within 60 days after July 15, 2009.

(6) Consists of 50,672 shares held by Mr. Wells directly and 45,000 shares which Mr. Wells may acquire upon the exercise of options within 60 days after July 15, 2009.

(7) Consists of 12,772 shares held directly by Mr. Mazzucchelli and 45,000 shares which Mr. Mazzucchelli may acquire upon the exercise of options within 60 days after July 15, 2009.

(8) Consists of 62,772 shares held directly by Mr. Agnich and 35,000 shares which Mr. Agnich may acquire upon the exercise of options within 60 days after July 15, 2009.

(9) Consists of 16,772 shares held by Mr. Miles directly and 35,000 shares which Mr. Miles may acquire upon the exercise of options within 60 days after July 15, 2009.

(10) Consists of 52,502 shares held by Mr. Peterson directly and 224,375 shares which Mr. Peterson may acquire upon the exercise of options within 60 days after July 15, 2009.

(11) Consists of 115,512 shares held by Ms. Harris directly and 150,168 shares which Ms. Harris may acquire upon the exercise of options within 60 days after July 15, 2009.

(12) All options held by the Company's named executive officers were granted under the 1989 Stock Option Plan or the 1996 Stock Option Plan. Pursuant to these stock option plans, all options granted thereunder are immediately exercisable; however, shares issued upon exercise are subject to repurchase by the Company, at the exercise price, to the extent of the number of shares that have not vested in the event that the optionees' employment terminates prior to all such optionees' options becoming vested.

                    PRELIMINARY COPY-SUBJECT TO COMPLETION

                                   PROXY

           THIS PROXY IS SOLICITED BY RED OAK/PINNACLE, ("RED OAK")

                ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2008

The undersigned stockholder of Forgent Networks, Inc. hereby appoints David Sandberg and Adrian Perrierra, and each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.01, of Forgent Networks, Inc. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on August 28, 2009, or any adjournment(s) or postponement(s) thereof (the "Annual Meeting"), as indicated on the reverse side of this card, and to vote in their discretion on any other matters that may properly come before the Annual Meeting, which were not known by the persons making this solicitation at a reasonable time before this proxy was solicited.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned. If properly executed, this proxy will be voted as directed on the reverse side. If no direction is given, this proxy will be voted FOR the Red Oak nominees (Proposal 1) and AGAINST Proposal 2, the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2009, and in the discretion of the proxies on any other matters that may properly come before the Annual Meeting, which were not known by the persons making this solicitation at a reasonable time before this proxy was solicited.

 IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE AND RETURN THIS BLUE PROXY
	         CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE

You may also vote your shares electronically through the Internet or by telephone up until 11:59 P.M. Central Standard Time the day before the Annual Meeting date. If you choose to vote through the Internet or by telephone, there is no need to return the enclosed Blue proxy card.

To Vote by Internet

*	Log on to the Internet and go to the web site [http://www.____________]

*	Have the enclosed Blue proxy card on hand when you access the web
	site and you will be prompted to enter your 12-digit Control Number, which is located below, to obtain your records and to create an electronic voting instruction form.

To Vote by Telephone

*	Use any touch-tone telephone to dial [1-8__-____-______].

*	Have the enclosed [Blue] proxy card on hand when you call, and you will
	be prompted to enter your 12-digit Control Number, which is located below, to vote. Follow the instructions that the Vote Voice provides you.

          RED OAK RECOMMENDS A VOTE FOR OUR DIRECTORS (PROPOSAL 1) AND
                               AGAINST PROPOSAL 2.

	1.  	Proposal to elect the Red Oak Nominees to the Board of Directors

	CORNELIUS (NEIL) FERRIS   		[ ] FOR		[ ] WITHHOLD
	BOB GRAHAM				[ ] FOR		[ ] WITHHOLD
	PAT GOEPEL				[ ] FOR		[ ] WITHHOLD
	ADRIAN PERTIERRA			[ ] FOR		[ ] WITHHOLD
	DAVID SANDBERG				[ ] FOR		[ ] WITHHOLD
	JEFFREY VOGEL				[ ] FOR		[ ] WITHHOLD

	2.  	The ratification of Ernst & Young LLP as Forgent Networks,
	Inc.'s independent registered public accounting firm for the fiscal year ending July 31, 2009.

		[ ] FOR		[ ] AGAINST	[ ] ABSTAIN


				Dated:	__________, 2009


				____________________________________								Signature

				____________________________________
					Signature (if held jointly)

				Name: ______________________________

				Title:______________________________



Please date this proxy, sign exactly as your name(s) appears hereon and return this proxy promptly using the enclosed envelope. Where stock is owned by more than one person, all owners should sign the proxy. When signing as attorney, executor, trustee or guardian, please give your full title. If there is more than one trustee, all should sign. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.


RED OAK RECOMMENDS A VOTE FOR OUR DIRECTORS (PROPOSAL 1) AND AGAINST PROPOSAL 2.